SECURITIE 04002656 ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- ~~51671~~ 44123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cohen & Steers Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

RECEIVED MAR - 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Gomez 212-446-9161
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert H. Steers, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Cohen & Steers Securities, LLC (the "Company") as of December 31, 2003 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

JAY J. CHEN
Notary Public, State of New York
No. 31-6012243
Qualified in New York County
Commission Expires June 15, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Member of Cohen & Steers Securities, LLC

We have audited the Statement of Financial Condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

COHEN & STEERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$1,758,984
ACCOUNTS RECEIVABLE:	
Affiliates	187,393
Others	49,307
DEFERRED COMMISSIONS—NET	1,507,386
PREPAID SHAREHOLDER SERVICE FEES—NET	116,230
DEFERRED INCOME TAXES—STATE AND LOCAL	26,800
INCOME TAX RECEIVABLE, PARENT	45,644
OTHER ASSETS	28,587
TOTAL	$3,720,331

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 589,443
Due to parent	753,036
Total liabilities	1,342,479
MEMBER'S EQUITY	2,377,852
TOTAL	$3,720,331

See notes to Statement of Financial Condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the "Company") is a Delaware limited liability company and is a wholly owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides distribution services for Cohen & Steers Realty Shares, Inc. ("Realty Shares"), Cohen & Steers Institutional Realty Shares, Inc. ("Institutional Realty Shares"), Cohen & Steers Special Equity Fund, Inc. ("Special Equity Fund") and Cohen & Steers Equity Income Fund ("Equity Income Fund" or the "Fund"), all of which are registered investment companies managed by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at amortized cost, which approximates fair value.

Deferred Commissions – Deferred commissions consist of commissions paid in advance to brokers in connection with the sale of Class C shares ("C shares") of the Fund and are capitalized and amortized over a period not to exceed one year.

Prepaid Shareholder Service Fees – Prepaid shareholder service fees consist of service fees paid in advance to selling firms in connection with the sale of Class B shares ("B shares") of the Fund and are capitalized and amortized over a period not to exceed one year.

Use of Estimates – The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Guarantees – In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"). FIN No. 45 provides clarification that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of annual periods ended after December 15, 2002. The Company has reviewed the terms of its existing contracts and has determined that FIN No. 45 has no effect on the financial position of the Company.

3. PRIOR PERIOD ADJUSTMENT

The Company recorded a prior period adjustment of $120,924, net of taxes, to correct the balances of prepaid shareholder service fees and deferred commissions as of January 1, 2003. The adjustment was recorded as a reduction of beginning equity.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

5. PROVISION FOR INCOME TAXES

The Company is included in the federal, state and local income tax returns filed by the Parent. The Parent, with the consent of the Parent's stockholders, have elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code. The Company, as a single member LLC is deemed a non-entity for income tax purposes. All items of income, expense, gains and losses are included in the Parent's income tax returns. Under those provisions, the Company and the Parent do not pay federal corporate income taxes on their taxable income. Instead, the stockholders of the Parent are individually liable for such taxes. State and local income taxes are calculated as if the Company filed on a separate return basis, using the Parent's effective tax rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

At December 31, 2003, the Company has recorded a deferred income tax asset of $26,800 relating to the difference between the accrual and cash bases of accounting for financial statement and tax purposes, respectively.

6. RELATED PARTY TRANSACTIONS

The Parent has committed to provide financial support to the Company for at least twelve months, if needed. Such financial support will be sufficient for the Company to maintain capital in excess of the minimum requirement set out in Rule 15c3-1. During 2003, the Parent made capital contributions to the Company in the amount of $250,000.

On January 1, 2003, the Parent purchased, at net book value, from the Company the unamortized portion of the B share deferred commissions for approximately $3,048,000, which was treated as a distribution. As payment for this transaction, the Parent reduced its equity investment in the Company. Additionally, during 2003 the Parent purchased, at cost, approximately $3,161,000 of B share deferred commissions from the Company.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Cohen and Steers Securities, LLC
757 Third Avenue
New York, NY 10017

Dear Sirs:

In planning and performing our audit of the financial statements of Cohen and Steers Securities, LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and, recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP